LianDi Clean Technology Inc.
4th Floor Tower B. Wanliuxingui Building,
No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China

July 16, 2010

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LianDi Clean Technology Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed: June 28, 2010
File No.: 333-165755
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed: June 25, 2010
File No.: 000-52235

Dear Ms. Long:

LianDi Clean Technology Inc. (“we” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 3 on Form S-1/A (“Amendment No. 3”) to the registration statement that was originally filed on Form S-1 on March 29, 2010 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on May 24, 2010 and Amendment No. 2 to the Registration Statement filed on June 28, 2010 (“Amendment No. 2”) . We are also forwarding to you, via Federal Express, four courtesy copies of this letter and Amendment No. 3, in a clean and marked version to show changes from Amendment No. 2 to the Registration Statement.

Based upon the Staff’s review of Amendment No. 2 to the Registration Statement, the Securities and Exchange Commission issued a comment letter dated July 12, 2010 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.

Amendment No. 2 to Form S-1  General

General

1.	We note your response to comment one in our letter dated June 9, 2010, and we are continuing to evaluate it. Please note that we may have additional comments based on the outcome of that evaluation.

The Staff’s comment is noted.

2.
To the extent that you have financial information available for the recently completed quarter ended June 30, 2010, please provide a Recent Developments section to disclose and discuss that information on a comparative basis.

We currently do not have financial information available for the Company’s recently completed quarter ended June 30, 2010 as we are in the process of finalizing this information with our auditors.  We will provide such disclosure in the event such financial information is available prior to the effectiveness of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

B. Liquidity and Capital Resources, page 39

3.
We note your response to comment six in our letter dated June 9, 2010. Although you are not in a position to provide a detailed breakdown of the costs to build and design a new manufacturing facility, we assume you can provide a range for the total estimated costs. Please advise or revise.

We have disclosed in Amendment No. 3 that we believe the range of estimated costs to build and design our new manufacturing facility is as follows:

(i)	Land purchase: (approximately 400,000 sq. ft.) located in special China Economic Development Zone: $5 to 8 million;
(ii)	Factory construction: $5 to 8 million; and
(iii)	Factory equipment: $6 to 8 million.

D. Tabular Disclosure of Contractual Obligations, page 42

4.
We note your disclosure on page 51 indicating that you entered into a two-year agreement with Curtiss-Wright Flow Control Corporation to purchase at least S10,000,000 of Delta Valve Coker Unheading Systems, Isolation Valves and related spare parts per year. We also note your disclosure on page 43 indicating your intent to purchase a land parcel. Please consider the requirement to include these commitments in the table of contractual obligations or include them in a note to the table. Also, please explain to us what consideration you gave to disclosing these commitments in the notes to your financial statements.

We have considered the guidance in ASC 440-10-25, “Unconditional Purchase Obligation.” The DeltaValve Coke Unheading Systems, Isolation Valves and related spare parts to be purchased by us under the international distribution agreement with Curtiss-Wright Flow Control Corporation will be resold to our customers and utilized by us in the production of sales. Therefore, our purchase obligation under the agreement with Curtiss-Wright is not a lease and hence not within the scope of ASC Topic 840, “Leases.”

Our agreement with Curtiss-Wright does not contain any provision for a price adjustment based on an underlying that is not clearly and closely related to the products to be purchased by us under the agreement. The agreement contains normal terms (including normal quantities). In addition, the agreement does not provide for any net settlement and will probably result in physical delivery. Therefore, the agreement with Curtiss-Wright is considered our normal purchase and not subject to ASC Topic 815, “Derivatives and Hedging.”

Finally, the agreement with Curtiss-Wright does not provide for a pre-determined, firm unit price but only requires us to meet the overall minimum purchase amount per year. The unit purchase price will be based on the product list prices in effect on the date of our purchase order accepted by Curtiss-Wright. The minimum purchase amount merely serves as an indication for us to continue to qualify as a distributor of Curtiss-Wright. Therefore, we have not identified any loss on firm purchase commitments for goods for inventory under the agreement with Curtiss-Wright.

We have only intended to purchase a land parcel, and have not entered into any legally binding agreement. Therefore, we did not have a commitment as of March 31, 2010 with respect to this intent to purchase land.

Based on the analysis presented above, we do not believe that our agreement with Curtiss-Wright or our intent to purchase land is required to be disclosed in the notes to our financial statements or in the table of contractual obligations in the MD&A.

Description of the Business, page 43

5.
We note your disclosure related to the construction of a new manufacturing facility. With a view toward disclosure, please explain to us whether this undertaking would represent a vertical integration of your operations given that your current business is focused solely on the distribution of petroleum and petrochemical valves and equipment. In addition, please expand your disclosure to discuss how you intend to operate this facility (i.e., in collaboration with or for the benefit of one of your significant customers).

The new manufacturing facility would represent a vertical integration of our operations. Currently, we are focused solely on the distribution and installation of valves and equipment. However, the construction of this facility would provide us with manufacturing capability which would decrease our reliance on third parties to produce the goods that we sell to our customers.

Although the exact nature of how we intend to operate the new manufacturing facility is still in the process of being negotiated with third parties, we presently intend to be the sole owner and operator of the facility. We intend to arrange to have one of our overseas suppliers and partners contribute the technical know-how in constructing and designing the facility. We would contribute the capital and our local Chinese relationships, thereby allowing for the approval of this facility in China. In exchange for our overseas supplier contributing the technology for the facility, we would agree to only sell such supplier’s products with respect to this line of business. Our supplier would benefit by having us as a strong local partner and would benefit from our proprietary sales channels.  In addition, by bringing the manufacturing to China, we expect to reduce overall costs to produce this technology, thereby allowing us to offer more competitive products to all our customers. Further, because the factory will be located near many of our customers in China, we expect to realize certain operational efficiencies, such as lower transportation costs.  We have revised Amendment No. 3 accordingly in response to this comment.

Experts, page 95

6.
Please clarify the relationship between AGCA CPA Limited and AGCA, Inc. and explain to us your consideration of the need to provide disclosures under Item 304 of Regulation S-K in light of the separate auditor reports and consents.

AGCA CPA Limited, based in Hong Kong, and AGCA, Inc., based in California, are two separate accounting firms. AGCA CPA Limited was engaged to audit China LianDi (our significant subsidiary) before its reverse acquisition of Remediation Services. After the reverse acquisition, AGCA CPA Limited was dismissed and we engaged AGCA, Inc. as our independent accountant to audit our consolidated financial statements (including China LianDi).

We did not provide disclosure under Item 304 of Regulation S-K because AGCA CPA Limited only served as the auditor of the private company, China LianDi, and did not serve as the Company’s auditor following the reverse acquisition.  The Company filed a Current Report on Form 8-K on May 11, 2010, as amended on May 13, 2010, disclosing the change in accountants from The Hall Group, CPAs (the Company’s auditor prior to the reverse acquisition with China LianDi) to AGCA, Inc., the Company’s current auditor.

Consolidated Financial Statements

Note 1. Description of Business and Organization, Corporate Organization, Page F-8

7.
We note that as of March 6, 2008 China LianDi was owned 51% by SJ Asia Pacific Limited and 49% by Mr. Zuo. We also note that through a series of transfers, immediately before the share exchange, China LianDi was owned 23% by SJ Asia Pacific Limited and 64% by Mr. Zuo. Please clarify the reasons for and nature of these transfers, including your consideration of any potential accounting impact. Also, please clarify who owned the remaining 13% interest.

As a result of the series of transfers, immediately before the share exchange, the ownership of China LianDi was as follows:

As Hua Shen BVI is wholly owned by SJ Asia Pacific Ltd. (“SJ”), the disclosure in Note 1 to our consolidated financial statements should read “immediately before the Share Exchange as defined below, China LianDi had been owned as to 48% by SJ Asia Pacific Limited (including 25% through Hua Shen BVI) and 39% by Mr. Zuo through LianDi Energy,” instead of 23% by SJ and 64% by Mr. Zuo.

Dragon Excel Holdings Limited (“Dragon Excel”) and Rapid Capital Holdings Limited (“Rapid Capital”) are held by two individuals unaffiliated to China LianDi at the time of the transfers. These two individuals are personal acquaintances of Mr. Zuo who had extended personal loans to Mr. Zuo. The transfers of 5% interest from Mr. Zuo to each of Dragon Excel and Rapid Capital were effected for Mr. Zuo’s own personal reasons.

The series of transfers were made for the sole purpose of (i) transferring a 5% interest from Mr. Zuo to each of Dragon Excel and Rapid Capital as an arrangement between investors; and (ii) transferring a 3% interest from SJ to TriPoint Capital Advisors, LLC.

The transfer of a 3% interest to TriPoint Capital Advisors, LLC arose from the share transfer arrangement, details and the accounting treatment of which are further discussed in Note 13 to our consolidated financial statements and our response to comment 8 below.

We have revised the disclosure in the MD&A and Note 1 to our consolidated financial statements accordingly.

Note 13. Shareholders’ Equity, page F-24

8.
Please clarify how you intend to account for the amount you allocated to the share transfer arrangement and escrowed share arrangement, including when and how such amount will be recorded in your financial statements.

Our accounting treatment for each of the share transfer arrangement and escrow share arrangement have been disclosed in Note 13 to our consolidated financial statements.

In consideration of the services provided to us leading up to the private placement, on February 10, 2010, our major stockholder transferred a 3% interest in China LianDi to TriPoint Capital Advisors, LLC (“TriPoint”). We have evaluated the circumstances under which our major stockholder transferred the 3% interest in China LianDi to TriPoint and concluded that the share transfer arrangement was entered into for the purposes of facilitating the private placement. Therefore, the transfer of the 3% interest in China LianDi to TriPoint was reflected according to its nature as a reduction to the proceeds allocated to the securities newly issued in the private placement, based on the aggregate fair value of the 3% interest, or 820,634 shares of our common stock at February 26, 2010.

We have also evaluated the terms of the securities escrow agreement based on the guidance provided in ASC 718-10-S99 and concluded that because the escrowed shares would be released back to our principal stockholder or distributed to the investors without regard to the continued employment of any of our directors or officers, the securities escrow agreement is in substance an inducement to facilitate the private placement, rather than compensatory. As such, we have accounted for the escrowed share arrangement under the securities escrow agreement according to its nature and reflected it as a reduction of the proceeds allocated to the securities newly issued in the private placement, based on the aggregate fair value of 1,722,311 shares of common stock in escrow at the commitment date, February 26, 2010.

The share transfer arrangement and escrow share arrangement have already been accounted for and recorded by way of credits to additional paid-in capital, as reflected in the statement of changes in equity, in our consolidated financial statements for the year ended March 31, 2010.   We have added a statement to this effect in the MD&A and Note 13 to our consolidated financial statements accordingly.

The following table sets forth the allocation of the proceeds from the private placement, as disclosed in Note 13 to our consolidated financial statements for the year ended March 31, 2010:

Cash proceeds of the Private Placement (net of fees and expenses)	$24,552,378
Reduction for share transfer arrangement (820,634 shares *$2.86)	(2,347,014)
Reduction for escrowed share arrangement (1,722,311 shares *$2.86)	(4,925,810)
Net proceeds allocated to securities issued in the Private Placement	$17,279,554

Allocated to:
Issued Common Shares	$1,309,380
Series A Preferred Stock	14,059,018
Warrants issued	1,911,156
$17,279,554

9.
Please clarify how you determined that the preferred stock is not currently redeemable and why it is not probable that it will become redeemable. Please clarify how you will account for the preferred stock if it is currently redeemable or if redemption becomes probable. Also, please clarify the disclosure regarding your potential inability to issue shares of common stock with the disclosure that you will have the sole option to pay the mandatory redemption price in cash or shares of common stock.

The preferred stock holder may request for redemption of the preferred stock in the event that we cannot issue shares of common stock registered for resale under the registration statement. However, according to the registration rights agreement entered into with the investors (who are also the preferred stock holders), we are contractually permitted to prepare, file and cause the registration statement to be declared effective within 180 calendar days after the closing date of the private placement on February 26, 2010. Since this 180-day period will end on August 25, 2010 (the “Effectiveness Date”), we have determined that the preferred stock is not currently redeemable.

Up to the date of issuance of our financial statements on June 25, 2010, we had not encountered significant impediments in the process of preparing and filing the registration statement. Therefore, we estimated that it would be more likely than not that we could cause the registration statement to be declared effective on or before the Effectiveness Date. Accordingly, we determined that it is not probable that the preferred stock will become redeemable.

If the preferred stock is currently redeemable, we will adjust the amount of the preferred stock to its maximum redemption amount at each balance sheet date, in accordance with the requirement of ASC 480-10-S99 (or paragraph 14 of ASU 2009-04). If it is probable that the preferred stock will become redeemable, we will accrete changes in the redemption value over the period from the date of issuance of the preferred stock to the earliest redemption date (i.e., the Effectiveness Date), using the interest method, in accordance with the guidance in ASC 480-10-S99 (or paragraph 15 of ASU 2009-04).

We have revised the disclosure in the MD&A and Note 13 to our consolidated financial statements accordingly.

We have also clarified the disclosure regarding the potential inability to issue registered shares of common stock with the disclosure that the company will have the sole option to pay the mandatory redemption price in cash or shares of common stock by inserting the word “restricted” before “shares of common stock.”

10.
Please clarify how you intend to account for the potential payment of dividends through the issuance of additional preferred stock and the potential anti-dilution adjustment related to the preferred stock, including if and how you will evaluate a potential beneficial conversion feature.

We will account for the potential payment of dividends through the issuance of additional preferred stock (i.e. paid-in-kind, or PIK) in accordance with the guidance provided in ASC 470-20-30-16 through 470-20-30-18. If the PIK issuance is not discretionary (when the preferred stock, including the amount for accrued dividends, is converted into common stock before the dividend payment date), the intrinsic value of the embedded conversion option in the PIK preferred stock will be measured using the fair value of our common stock at the commitment date for the original issuance of the preferred stock, February 26, 2010. Otherwise, the commitment date for the additional preferred stock issued as PIK dividends will be the date that the dividends are declared and payable, and the fair value of our common stock at that date will be used to measure the intrinsic value of the conversion option embedded in the additional preferred stock issued as PIK dividends. The intrinsic value of the conversion option embedded in the additional preferred stock issued as PIK dividends will be used to determine if there is a beneficial conversion feature. Any beneficial conversion feature will be recognized as a deemed dividend to the preferred stock holder.

We have considered the guidance provided in ASC 470-20-35-1 regarding the measurement of contingent beneficial conversion feature using the commitment date stock price and the recognition when the reset occurs. As the terms of the potential anti-dilution adjustment do not permit us to compute the number of shares that the holder would receive if the contingent event (i.e. subsequent issuance of common stock at a price lower than the conversion price) occurs and the conversion price is adjusted, in accordance with ASC 470-20-35-1, we will wait until the contingent event occurs and then compute the resulting number of shares that would be received by the preferred stock holder upon conversion based on the adjusted conversion price. We will calculate the incremental intrinsic value of the conversion option of the preferred stock based on the additional number of shares that would be received by the holder pursuant to the anti-dilution adjustment multiplied by our common stock price at the commitment date, February 26, 2010. As our preferred stock does not have a stated redemption date and is immediately convertible, we will recognize the incremental intrinsic value as a deemed dividend to the preferred stock holder at the date of the subsequent issuance of common stock at a lower price, in accordance with the guidance in ASC 470-20-35-7.

11.
It appears to us that the conversion price of the preferred stock and the strike price of the warrants are expressed in U.S. dollars but that the U.S. dollar is not your functional currency. Please explain to us your consideration of the provisions of ASC 815-40-15-7I.T.

We have evaluated the determination of our functional currency based on the guidance in ASC Topic, “Foreign Currency Matters,” which provides that an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.

We believe that ASC 830-30 requires separate entities within an enterprise, which may exist and operate in different economic and currency environments, to determine its own functional currency.

In determining the functional currency, we have considered that the Company is an investment holding parent company, which is domiciled in a jurisdiction different from its subsidiaries as follows:

▪
Hua Shen Trading (International) Limited (“Hua Shen HK”), domiciled in Hong Kong where there is currently no foreign exchange control and business may be conducted in the local currency (Hong Kong dollar) or other currencies;

▪	Petrochemical Engineering Limited (“PEL”), domiciled in Hong Kong;
▪	Bright Flow Control Limited (“Bright Flow”), domiciled in Hong Kong;
▪	Beijing JianXin Petrochemical Engineering Limited (“Beijing JianXin”), domiciled in Mainland China, where there is governmental foreign exchange control.

Historically, over 90% of the sales and purchase contracts of Hua Shen HK, PEL and Bright Flow have been denominated and settled in the U.S. dollar. Therefore, Hua Shen HK, PEL and Bright Flow generate and expend their cash predominately in the U.S. dollar. Accordingly, we have determined that the functional currency of Hua Shen HK, PEL and Bright Flow is the U.S. dollar.

Historically, the sales and purchase contracts of Beijing JianXin have predominantly been denominated and settled in Renminbi (the local currency of Mainland China). Accordingly, we have determined that the functional currency of Beijing JianXin is Renminbi.

Historically, a substantial proportion of our sales and purchase contracts have been entered into by our Hong Kong subsidiaries and denominated and settled in the U.S. dollar. For each of the years ended March 31, 2010 and 2009, over 80% of our sales and purchase contracts were denominated and settled in the U.S. dollar.

On its own, the Company raises financing in the U.S. dollar, pays its own operating expenses primarily in the U.S. dollar, and expects to receive any dividends that may be declared by its subsidiaries (including Beijing JianXin, which is a wholly foreign-owned enterprise with a registered capital denominated in the U.S. dollar) in U.S. dollars.

Therefore, we have determined that our functional currency is the U.S. dollar based on the sales price, expense and financing indicators, in accordance with the guidance in ASC 830-10-85-5.

We have revised the disclosure in the MD&A and Note 2 to our consolidated financial statements accordingly.

The conversion price of our preferred stock and the strike price of our warrants are expressed in the U.S. dollar, which is the same as the functional currency of the Company. Accordingly, the embedded conversion feature of our preferred stock and our warrants are considered indexed to our own stock.

Note 14, Statutory Reserves, page F-30

12.	Please disclose why there was no transfer to the statutory reserve during the year ended March 31, 2010.

There was no transfer from retained earnings to statutory reserves during the year ended March 31, 2010 because the statutory reserves of $1,138,733 at March 31, 2009 already reached 50% of Beijing JianXin’s registered capital of $2,200,000. Therefore, any further transfer to the statutory reserves is at our discretion and we decided not to make any appropriations to the statutory reserves during the year ended March 31, 2010.  We have revised the disclosure in Note 14 to our consolidated financial statements accordingly.

Exhibits, page II-3

13.
We note that you have re-filed the Rotork Authorization letter as Exhibit 10.7. Please note that in accordance with Rule 306 of Regulation S-T, you are required to file a fair and accurate English translation of a foreign document. Please file a fully translated version of this exhibit with your next amendment.

We have filed a fully translated version of the Rotork Authorization letter as Exhibit 10.7.

Exhibit 5.1 Opinion of Lionel Sawyer & Collins

14.	The assumptions set forth on page 2 of the legal opinion appear to be inappropriate, with the exception of:
•	the assumptions set forth in clause (i) in the first paragraph;
•	the assumptions related to the Series A certificate of designation in the second paragraph; and
•	the assumptions set forth in clauses (iii), (v) and (vi) in the third paragraph.

In this regard, we note that the registration statement covers the sale by the selling stockholders of (a) 993,742 shares of common stock that are currently issued and outstanding, (b) 7,086,078 shares of common stock issuable upon conversion of shares of preferred stock that are currently issued and outstanding; and (c) 5,117,740 shares of common stock issuable upon exercise of warrants that are currently issued and outstanding. As a result, it would appear that all of the actions addressed by the problematic assumptions should have taken place at the time of the original issuance and sale of, respectively, the 993,742 currently outstanding shares of common stock, the preferred stock overlying the Conversion Shares and the warrants overlying the Warrant Shares. Please have counsel revise the opinion accordingly.

We have revised the opinion accordingly and have re-filed the opinion as Exhibit 5.1.

15.
Please have counsel revise paragraph 2 on page 3 of its opinion to remove the assumption related to the consideration received with respect to the Conversion Shares since it appears that the payment of additional consideration would not be required in order to convert the Series A Preferred Stock that is currently issued and outstanding.

We have revised the opinion accordingly and have re-filed the opinion as Exhibit 5.1.

Form 10-K for the Fiscal Year Ended March31, 2010 Filed June 25 2010

Exhibit 31.1 — Certification of Chief Executive Officer

Exhibit 31.2 — Certification of Chief Financial Officer

16.	In future filings, including your quarterly reports, please remove the chief executive officer’s and the chief financial officer’s title in the introductory line to each 302 certification.

We will remove the chief executive officer’s and the chief financial officer’s title in the introductory line to each 302 certification included in all future filings, including our quarterly reports.

***

Thank you for your time and attention in connection with this matter. You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or David J. Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely,

/s/ Jianzhong Zuo
Jianzhong Zuo,
Chief Executive Officer

cc:	Mitchell S. Nussbaum, Esq.